Veritone, Inc.

2420 17th St., Office 3002

Denver, Colorado 80202

February 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alexandra Barone, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	Veritone, Inc.
Registration Statement on Form S-3
File No. 333-262429
Request for Acceleration

Acceleration Request

Request Date: February 4, 2022

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Barone:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritone, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-262429) to become effective at 4:30 p.m. Eastern Time on February 4, 2022, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.

Sincerely,

VERITONE, INC.

By:	/s/ Michael L. Zemetra
Michael L. Zemetra
Chief Financial Officer

cc:	Chad E. Steelberg, Veritone, Inc.
Craig Gatarz, Veritone, Inc.
Michael A. Hedge, K&L Gates LLP
Jason C. Dreibelbis, K&L Gates LLP